Dear Fellow Shareholders,

Pacific Rim Mining Corp’s two-pronged approach to advance its flagship El Dorado gold project in El Salvador continued during the second quarter of fiscal 2008.

We completed the drill-delineation program at the Balsamo gold deposit, located roughly 1 km southeast of the important Minita deposit on the El Dorado project. This delineation drilling has revealed that, while the physical dimensions of the Balsamo deposit are smaller than the Minita deposit, the geometry of Balsamo closely mimics Minita; both deposits comprise a high-grade zone where both vein widths and gold grades are robust and persistent, surrounded by a gradational zone of more moderate gold grades and 1 to 2 meter vein widths.

During Q2 2008 our consultants commenced work on an updated resource calculation for the El Dorado project that will quantify an estimate of the gold and silver resources contained in the Balsamo deposit. This resource estimate is now well underway and is expected to be completed in late December 2007 or very early January 2008.

Our El Dorado drill program is once again focused on exploring the central part of the project area for new zones of mineralization. We are currently testing the recently discovered Cerro Alto and La Luz veins, both north-south trending structures that parallel Minita and Balsamo, as well as the strike extensions of the Balsamo vein. Three dimensional modeling of recent and historic drilling at the El Dorado project has indicated that the Balsamo vein continues along strike for several kilometers to the north of the Balsamo deposit, and contains gold-bearing drill intersections at its northern end. It is not uncommon in epithermal districts such as El Dorado that gold-bearing structures host multiple deposits; the Minita structure, which hosts the Minita, South Minita and Nueva Esperanza deposits (and possibly others) is an excellent example. We are very interested in drilling the Balsamo structure along its strike to determine if it too may contain multiple gold deposits.

Our development activities during Q2 2008 continued to focus on securing a mining permit for the El Dorado project. Toward this goal, we continued our systematic, targeted government relations initiatives in our efforts to educate government officials as well as business organizations and civil society about the economic, environmental and social impacts anticipated from a robust mining industry in El Salvador and an environment-friendly mine at El Dorado specifically.

For the better part of 2007, El Salvador has been in the process of drafting revisions to its existing mining law. This process took a major step forward in November 2007 (subsequent to the end of our second fiscal quarter) with the formal introduction of the new proposed mining law into the legislative channel through which it must proceed. The proposed new mining law is currently being debated and is expected to go to vote in the Legislative Assembly before the end of December 2007.

During the coming months our plans for El Salvador are to complete and issue the results of the updated El Dorado resource estimate, continue our search for new zones of gold mineralization at El Dorado and vigorously pursue a mining permit for the El Dorado project.

On behalf of the board of directors,

“Thomas Shrake”	“Catherine McLeod-Seltzer”
Thomas C. Shrake	Catherine McLeod-Seltzer
President and CEO	Chairman

December 10, 2007
Vancouver, BC